Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-145845 October 23, 2007

iPath Exchange Traded Notes

iPATH® S&P GSCI™ TOTAL RETURN INDEX ETN

iPath Exchange Traded Notes (ETNs) are unsecured debt securities issued by Barclays Bank PLC that are linked to the total return of a market index. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or early redemption,1 based on the performance of the index less investor fees. The iPath® S&P GSCI™ Total Return Index ETN offers investors cost-effective and tax-efficient investment in broad-based commodities as measured by the S&P GSCI™ Total Return Index (the “Index”).

NOTE DETAILS

Ticker	GSP
Intraday indicative value ticker	GSP.IV
Bloomberg index ticker	GSCITR
CUSIP	06738C794
Primary exchange	NYSE
Yearly fee	0.75	% *
Inception date	06/06/06
Maturity date	06/12/36
Index	S&P GSCI™ Total Return Index

*	The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

ISSUER DETAILS

Barclays Bank PLC long-term unsecured obligations†

S&P Rating	AA
Moody’s Rating	Aa1

†

The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

INDEX COMMODITY GROUPS

Source: S&P as of 9/30/07. Subject to change.

For current commodity group weightings, please go to www.iPathETN.com.

INDEX CORRELATIONS

S&P GSCI™ Total Return Index	1.00
Dow Jones-AIG Commodity Index Total ReturnSM	0.88
S&P GSCI™ Crude Oil Total Return Index	0.87
S&P 500® Index	0.00
Lehman U.S. Aggregate Index	0.06
MSCI EAFE Index	0.14

Sources: S&P, Dow Jones and AIG Financial Products Corp., Lehman Brothers, MSCI, Bloomberg (9/92-9/07), based on monthly returns.

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 9/30/07)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED††
S&P GSCI™ Total Return Index	13.49	4.16	13.10	22.25
Dow Jones-AIG Commodity Index Total ReturnSM	16.97	9.52	14.13	13.82
S&P GSCI™ Crude Oil Total Return Index	11.26	2.34	18.95	29.29
S&P 500® Index	16.44	13.14	15.45	9.70
Lehman U.S. Aggregate Index	5.14	3.86	4.13	3.63
MSCI EAFE Index	24.86	23.24	23.55	10.72

††	Based on monthly returns, calculated for time period of 9/30/02-9/30/07. Sources: S&P, Dow Jones and AIG Financial Products Corp., Lehman Brothers, MSCI, Bloomberg.

Index returns are for illustrative purposes only and do not represent actual iPath ETNS performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETNS performance, go to www.iPathETN.com.

An investment in iPath ETNS involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

1.	Investors may redeem at least 50,000 units of the iPath® S&P GSCI™ Total Return Index ETN directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

iPATH® S&P GSCI™ TOTAL RETURN INDEX ETN

The S&P GSCI™ Total Return Index reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the S&P GSCI™ Index, plus the Treasury bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The Index is a production-weighted index of the prices of a diversified basket of 24 futures contracts on physical commodities traded on trading facilities in major industrialized countries.

TOP TEN CONTRACTS INCLUDED IN THE S&P GSCI™ INDEX FOR 2007*

COMMODITY	TICKER	2007 REFERENCE PRICE DOLLAR WEIGHTING	TRADING FACILITY	COMMODITY GROUP
Oil-WTI crude oil	CL	36.86%	NYM	Energy
Oil-Brent crude oil	LCO	14.98%	ICE	Energy
Natural gas	NG	9.89%	NYM	Energy
Oil-No. 2 heating oil, NY	HO	6.09%	NYM	Energy
Oil-gasoil	LGO	5.27%	ICE	Energy
Copper-grade A	IC	3.41%	LME	Industrial metals
High grade primary aluminum	IA	3.05%	LME	Industrial metals
Cattle-live	LC	2.61%	CME	Livestock
Wheat-Chicago	W	2.21%	CBT	Agriculture
Corn	C	2.12%	CBT	Agriculture

*	As of September 2007 rebalancing. Source: S&P. NYM-NYMEX Division New York Mercantile Exchange, PE-International Petroleum Exchange, CBT-Chicago Board of Trade, CME-Chicago Mercantile Exchange, LME-London Mercantile Exchange.

An investment in iPath ETNS involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNS (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors. The Securities may be sold throughout the day on the exchange through any brokerage account.

There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the U.S. federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Standard & Poor’s®,” “S&P®,” “GSCI®,” “S&P GSCI™,” “S&P GSCI™ Index,” “S&P GSCI™ Total Return Index,” “S&P GSCI™ Crude Oil Total Return Index” and “S&P GSCI™ Commodity Index” are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The S&P GSCI™ Index, the S&P GSCI™ Total Return Index, the S&P GSCI™ Crude Oil Total Return Index, and S&P GSCI™ Commodity Index are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. or any of its affiliates (“Standard & Poor’s”). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCI™ Index or any of its subindexes to track general commodity market performance.

©2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 5223-iP-0807 510-28SP-10/07

Not FDIC Insured  •  No Bank Guarantee  •  May Lose Value

BCY-M-502-10007